Filed pursuant to Rule 433

Registration No. 333-222648

March 22, 2018

Assurant, Inc.

$300,000,000 FLOATING RATE SENIOR NOTES DUE 2021

$300,000,000 4.200% SENIOR NOTES DUE 2023

$300,000,000 4.900% SENIOR NOTES DUE 2028

Issuer:	Assurant, Inc.
Expected Ratings/Outlook*:	Baa3 (Moody’s) / BBB (S&P)
Securities:

Floating Rate Senior Notes due 2021 (the “2021 Senior Notes”)

4.200% Senior Notes due 2023 (the “2023 Senior Notes”)

4.900% Senior Notes due 2028 (the “2028 Senior Notes” and together with the 2021 Senior Notes and the 2023 Senior Notes, the “Senior Notes”)

Format:	SEC Registered
Trade Date:	March 22, 2018
Settlement Date:	March 27, 2018 (T+3)
Maturity Date:	2021 Senior Notes: March 26, 2021 2023 Senior Notes: September 27, 2023 2028 Senior Notes: March 27, 2028
Aggregate Principal Amount:	2021 Senior Notes: $300,000,000 2023 Senior Notes: $300,000,000 2028 Senior Notes: $300,000,000
Price to Public:	2021 Senior Notes: 100.000% 2023 Senior Notes: 99.767% 2028 Senior Notes: 99.617%
Underwriting Discount:	2021 Senior Notes: 0.400% 2023 Senior Notes: 0.600% 2028 Senior Notes: 0.650%
Net Proceeds to Issuer:	$893,202,000
Spread to Treasury Benchmark:	2023 Senior Notes: 162.5 basis points 2028 Senior Notes: 212.5 basis points
Treasury Benchmark:	2023 Senior Notes: 2.625% due February 28, 2023

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2028 Senior Notes: 2.750% due February 15, 2028
Treasury Yield:	2023 Senior Notes: 2.623% 2028 Senior Notes: 2.824%
2021 Notes Interest Rate:	Three-month LIBOR plus 1.250%, accruing from and including March 27, 2018
Coupon:	2023 Senior Notes: 4.200% 2028 Senior Notes: 4.900%
Yield to Maturity:	2023 Senior Notes: 4.248% 2028 Senior Notes: 4.949%
Interest Payment Dates:

2021 Notes: quarterly in arrears on each March 26, June 26, September 26 and December 26, commencing on June 26, 2018

2023 Notes and 2028 Notes: Semi-annually on each March 27 and September 27 of each year, commencing on September 27, 2018

Optional Redemption:

2021 Senior Notes: At any time on or after March 26, 2019 (two years before the maturity date) at 100% of the principal amount of 2021 Senior Notes being redeemed

2023 Senior Notes: At any time before August 27, 2023 (one month before the maturity date) at the greater of: (i) 100% of the principal amount of the 2023 Senior Notes being redeemed, plus accrued and unpaid interest; and (ii) the sum of the present values of the principal amount of such 2023 Senior Notes and the scheduled payments of interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to August 27, 2023 (one month before the maturity date), in each case discounted to the date of redemption on a semi-annual basis at the rate of Treasury plus 25 basis points. At any time on or after August 27, 2023 (one month before the maturity date) at 100% of the principal amount of 2023 Senior Notes being redeemed.

2028 Senior Notes: At any time before December 27, 2027 (three months before the maturity date) at the greater of: (i) 100% of the principal amount of the 2028 Senior Notes being redeemed, plus accrued and unpaid interest; and (ii) the sum of the present values of the principal amount of such 2028 Senior Notes and the scheduled payments of interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to

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December 27, 2027 (three months before the maturity date), in each case discounted to the date of redemption on a semi-annual basis at the rate of Treasury plus 35 basis points. At any time on or after December 27, 2027 (three months before the maturity date) at 100% of the principal amount of 2028 Senior Notes being redeemed.
Special Mandatory Redemption

2021 Senior Notes and 2023 Senior Notes: At 101%, if the Issuer does not complete the TWG Holdings Limited (“TWG”) acquisition on or before December 17, 2018, or if the TWG merger agreement is terminated or the Issuer determines in their reasonable judgment that the TWG acquisition will not occur the prior to such date.

2028 Senior Notes: Are not subject to a special mandatory redemption and will remain outstanding even if the Issuer does not consummate the TWG acquisition.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	2021 Notes: Actual/360 2023 Notes and 2028 Notes: 30/360
Payment Business Days:	New York
CUSIP Number:	2021 Senior Notes: 04621X AL2 2023 Senior Notes: 04621X AH1 2028 Senior Notes: 04621X AJ7
ISIN Number:	2021 Senior Notes: US04621XAL29 2023 Senior Notes: US04621XAH17 2028 Senior Notes: US04621XAJ72
Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.
Co-Managers:	KeyBanc Capital Markets Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc. Goldman Sachs & Co. LLC Barclays Capital Inc. Lloyds Securities Inc. HSBC Securities (USA) Inc.

Changes to the Preliminary Prospectus Supplement:

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In addition to the information set forth above, the Preliminary Prospectus Supplement will be updated to reflect the following changes (and other information is deemed to have changed to the extent affected thereby):

•	Description of the Senior Notes: Interest Rate Adjustment

o	In order to establish interest rate adjustments for the Senior Notes, the following will be added to “Description of Senior Notes”:

Interest Rate Adjustment

The interest rate payable on any series of the Senior Notes will be subject to adjustment from time to time, in the manner set forth below, if any of Moody’s Investor Service, Inc. (“Moody’s”) or S&P Global Inc. (“S&P”) (or, in either case, a substitute Rating Agency therefor) downgrades or subsequently upgrades the credit rating assigned to such series of Senior Notes. If the rating on such series of Senior Notes from either of Moody’s or S&P is a rating set forth in the table below (or, in either case, the equivalent thereof, in the case of a substitute Rating Agency), the interest rate payable on such series of Senior Notes shall increase from the stated interest rate payable on such series of Senior Notes on the date of their initial issuance by the sum of the number of basis points set forth next to each such rating.

Rating Agencies
Rating Levels	Moody’s*	S&P*
1	Ba1	BB+	25 basis points
2	Ba2	BB	50 basis points
3	Ba3	BB-	75 basis points
4	B1 or below	B+ or below	100 basis points

* Including the equivalent ratings of any substitute Rating Agency.

For so long as only one Rating Agency provides a rating on a series of the Senior Notes, any subsequent increase or decrease in the interest rate on such series of Senior Notes necessitated by a reduction or increase in the rating by the Rating Agency providing the rating shall be twice the applicable number of basis points set forth in the applicable table above. For so long as no Rating Agency provides a rating on a series of the Senior Notes, the interest rate on such series of Senior Notes will increase to, or remain at, as the case may be, 2.000% above the stated interest rate payable on such series of Senior Notes on the date of their initial issuance.

If any Rating Agency changes its rating or initiates a rating with respect to any series of the Senior Notes, the per annum interest rate on such series of Senior Notes will be increased or decreased in accordance with the foregoing requirements.

Any interest rate increase or decrease described above will take effect from the first day of the first interest payment period following interest payment period during which a rating change occurs that requires an adjustment in the interest rate. As such, interest will not accrue at such increased or decreased rate until the next interest payment period following the interest payment

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period during which a rating change occurs. If any Rating Agency changes its rating on any series of the Senior Notes more than once during any particular interest period, the last such change to occur will control for purposes of the rating provided by such Rating Agency for the applicable interest period.

The interest rate on any series of the Senior Notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any Rating Agency) if such series of Senior Notes becomes rated Baa1 and BBB+ (or, in either case, the equivalent thereof, in the case of a substitute Rating Agency) or higher by Moody’s and S&P (or, in either case, a substitute Rating Agency therefor), respectively, with a stable or positive outlook (or one of these ratings if such series of Senior Notes are only rated by one Rating Agency).

In no event shall: (1) the per annum interest rate on any series of Senior Notes be reduced below the stated interest rate payable on such series Senior Notes on the date of their initial issuance, and (2) the total increase in the per annum interest rate on any series of Senior Notes exceed 200 basis points above the stated interest rate payable on such series Senior Notes on the date of their initial issuance. Nothing herein shall be construed as a requirement that the Company obtain a rating on the Senior Notes from any Rating Agency or otherwise.

For the purposes of this section,

“Rating Agency” means each of Moody’s and S&P, or if Moody’s or S&P shall not make a rating on the Senior Notes, as applicable, publicly available, a nationally recognized statistical rating organization or organizations, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) that shall be substituted for Moody’s or S&P, as the case may be.

•	Description of the Senior Notes: Interest

o	In order to establish the interest payments for the new series of 2021 Senior Notes, the following will be added to “Description of the Senior Notes—Interest”:

2021 Senior Notes

The 2021 Senior Notes will initially be limited to $300,000,000 aggregate principal amount. The 2021 Senior Notes will bear interest at an annual rate equal to three-month LIBOR (as defined below) plus 1.250%, and we will pay accrued interest quarterly in arrears on March 26, June 26, September 26 and December 26 (or if any of these days is not a business day, on the next business day, except that, if such business day is in the next succeeding calendar month, interest will be payable on the immediately preceding business day), beginning on June 26, 2018. We refer to these dates as “floating-rate interest payment dates,” and we refer to the period from, and including March 27, 2018, to, but excluding, the first floating-rate interest payment date and each successive period from, and including, a floating-rate interest payment date to, but excluding, the next floating-rate interest payment date as a “floating-rate interest period.” We will pay such accrued interest to the persons or entities in whose names the 2021 Senior Notes are registered at the close of business on March 11, June 11, September 11, and December 11 (whether or not a

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business day), as the case may be, immediately preceding the relevant floating-rate interest payment date. The amount of interest payable for any floating-rate interest period will be computed on the basis of a 360-day year and the actual number of days elapsed.

For the purposes of calculating interest due on the 2021 Senior Notes during any floating rate interest period:

• “three-month LIBOR” means, with respect to any floating-rate interest period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that floating-rate interest period that appears on Reuters Page LIBOR01 (as defined below) as of 11:00 a.m., London time, on the LIBOR determination date (as defined below) for that floating-rate interest period; provided that:

(i) If such rate does not appear on Reuters Page LIBOR01, three-month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that floating-rate interest period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (as defined below) after consultation with us, at approximately 11:00 a.m., London time, on the LIBOR determination date for that floating-rate interest period. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two such quotations are provided, three-month LIBOR with respect to that floating-rate interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations.

(ii) If fewer than two quotations are provided as described in clause (i) above, three-month LIBOR with respect to that floating-rate interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent after consultation with us, at approximately 11:00 a.m., New York City time, on the first day of that floating-rate interest period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that floating-rate interest period and in a principal amount of not less than $1,000,000.

(iii) If fewer than three banks selected by the calculation agent to provide quotations provide quotes as described in clause (ii) above, three-month LIBOR for that floating-rate interest period will be determined by the calculation agent in its sole discretion, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such sources as it deems reasonable from which to estimate three-month LIBOR or any of the foregoing lending rates.

Notwithstanding the foregoing clauses (i), (ii) and (iii):

• if the calculation agent determines on the relevant LIBOR determination date that the LIBOR base rate has been discontinued, then the calculation agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate,

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provided that if the calculation agent determines there is an industry-accepted successor base rate, then the calculation agent shall use such successor base rate; and

• if the calculation agent has determined a substitute or successor base rate in accordance with foregoing, the calculation agent in its sole discretion may determine what business day convention to use, the definition of business day, the LIBOR determination date and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

Promptly upon such determination, the calculation agent will notify us and the trustee (if the calculation agent is not the trustee) of the interest rate for the new floating-rate interest period. Upon request of a holder of the 2021 Senior Notes , the calculation agent will provide to such holder the interest rate in effect for the relevant floating-rate interest period on the date of such request and, if determined, the interest rate for the next floating-rate interest period. All calculations made by the calculation agent for the purposes of calculating interest on the 2021 Senior Notes during any floating-rate interest period shall be conclusive and binding on the holders, the trustee and us, absent manifest errors.

• “calculation agent” means a firm appointed by us as calculation agent for the 2021 Senior Notes prior to the commencement of the first floating-rate interest period. We will keep a record of such appointment at our principal offices, which will be available to any holder upon request;

• “Reuters Page LIBOR01” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace that page on that service, or such other service as may be nominated by us as the information vendor, for the purpose of displaying rates or prices comparable to the London Interbank Offered Rate for U.S. dollar deposits);

• “LIBOR determination date” means the second scheduled London banking day (as defined below) immediately preceding the first day of the relevant floating-rate interest period; and

• “London banking day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and in deposits in U.S. dollars) in London.

The 2021 Senior Notes will mature on  March 26, 2021. If the maturity date for the Senior Notes falls on a day that is not a business day, the principal and interest shall be due on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the maturity date.

•	Description of the Senior Notes: Par Call

o	In order to establish the par call for the new series of 2021 Senior Notes, the following will replace the second paragraph under the subheading “Description of the Senior Notes—Optional Redemption”:

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In addition, at any time on or after March 26, 2019 (two years prior to maturity of the 2021 Senior Notes, the “2021 Senior Notes Par Call Date”), the 2023 Senior Notes Par Call Date and the 2028 Senior Notes Par Call Date, the 2021 Senior Notes, the 2023 Senior Notes and the 2028 Senior Notes, respectively, will be redeemable, as a whole or in part, at our option and at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes of such series to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

•	Description of the Senior Notes: Special Mandatory Redemption

o	In order to establish the special mandatory redemption for the new series of 2021 Senior Notes and to align the notice period with the Fixed to Floating Rate Subordinated Notes, the following will replace the second, third and fourth paragraphs under the subheading “Description of the Senior Notes—Special Mandatory Redemption”:

Within five business days following the earlier of (a) the date on which an Acquisition Termination Event occurs and (b) December 17, 2018, if the TWG Acquisition has not closed on or prior to such date, we will be required to send a notice of mandatory redemption to the holders of the 2021 Senior Notes and the 2023 Senior Notes fixing the date of such mandatory redemption (such date to be 15 days from the sending of the notice of mandatory redemption). On such mandatory redemption date, we will be required to redeem the 2021 Notes and the 2023 Senior Notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest on such notes to the date of redemption.

“Acquisition Termination Event” means either (1) the termination of the TWG Agreement or (2) we determine in our reasonable judgment that the TWG Acquisition will not occur.

The proceeds of this offering will not be deposited into an escrow account pending any special mandatory redemption of the 2021 Senior Notes and the 2023 Senior Notes. Our ability to pay the redemption price to holders of the 2021 Senior Notes and the 2023 Senior Notes following a special mandatory redemption may be limited by our then existing financial resources, and sufficient funds may not be available when necessary to make any required purchase of the 2021 Senior Notes and the 2023 Senior Notes.

•	Certain U.S. Federal Income Tax Considerations: Potential contingent payment debt treatment

o	In order to update the tax disclosure for the Senior Notes, the following will replace the paragraph under the subheading “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS—TAXATION OF THE SENIOR NOTES—Potential contingent payment debt treatment”:

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Our obligation to pay additional amounts on the Senior Notes in excess of the accrued interest and principal upon a special mandatory redemption or upon a change in our credit rating may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” Under these Treasury Regulations, one or more contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if, based on all the facts and circumstances as of the issue date, such contingencies (in the aggregate) are considered remote or incidental or if it is significantly more likely than not that none of such contingencies will occur and certain other conditions are met. Because of these and other considerations, we intend to take the position that the Senior Notes should not be treated as contingent payment debt instruments and this discussion generally assumes that the regulations relating to “contingent payment debt instruments” are not applicable. However, we can give you no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing and amount of a holder’s income and could cause the gain from the sale or other disposition of a Senior Note to be treated as ordinary income rather than capital gain. Our position regarding the applicability of the regulations relating to “contingent payment debt instruments” is binding on a holder unless the holder discloses in a proper manner to the IRS that it is taking a different position. Holders are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the Senior Notes.

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*Note: Expected ratings are as of the close of the contemplated TWG Acquisition and may differ from the ratings as of the Settlement Date. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk, or by calling at (212) 834-4533; and Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, or by emailing wfscustomerservice@wellsfargo.com or by calling at (800) 645-3751.